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                         August 24, 2022

       Rebecca Byam
       Chief Financial Officer
       HCW Biologics Inc.
       2929 N Commerce Parkway
       Miramar, FL 33025

                                                        Re: HCW Biologics Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 19,
2022
                                                            File No. 333-266991

       Dear Ms. Byam:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              William L. Hughes, Esq.